RECEIVED

Rule 12g3-2(b) File No. 82-34825

09.11.2007

Office of International Corporation Finan [redacted]
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07027923

SUPPL

Akbank T.A.S.
Rule 12g3-2(b) File No. 82-34825

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

PROCESSED
NOV 19 2007
THOMSON
FINANCIAL

Cenk Göksan
Investor Relations
Senior Vice President

Arbil Öztozlu
Investor Relations
Team Manager

Enclosures:

1. 30-09-2007 Consolidated Financial Results (TRY)
2. 30-09-2007 Consolidated Financial Results (USD)
3. Earnings Presentation for 3Q 2007

11/15

LNDOCS01 383038.1

(Amounts are expressed in thousands of YTL)

	ASSETS	CURRENT PERIOD (30/09/2007)			PREVIOUS PERIOD (31/12/2006)		
		TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Balances with the Central Bank**	**653,990**	**2,468,348**	**3,122,338**	**1,494,836**	**3,062,533**	**4,557,369**
II.	**Financial Assets Designated at Fair Value**	**78,411**	**5,019,477**	**5,097,888**	**111,019**	**6,593,265**	**6,704,284**
2.1	Trading Financial Assets (Net)	47,839	4,956,395	5,004,234	84,101	6,524,360	6,608,461
2.1.1	Government Debt Securities	42,636	4,956,395	4,999,031	36,336	6,524,360	6,560,696
2.1.2	Securities Representing Share in Equity	5,203	-	5,203	47,273	-	47,273
2.1.3	Other Marketable Securities	-	-	-	492	-	492
2.2	Reclassed as Financial Assets Designated at Fair Value	-	-	-	-	-	-
2.2.1	Government Debt Securities	-	-	-	-	-	-
2.2.2	Securities Representing Share in Equity	-	-	-	-	-	-
2.2.3	Other Marketable Securities	-	-	-	-	-	-
2.3	Trading Derivative Financial Assets	30,572	63,082	93,654	26,918	68,905	95,823
III.	**Banks and Other Financial Institutions**	**293**	**1,877,681**	**1,877,974**	**31,002**	**2,789,563**	**2,820,565**
IV.	**Receivables from Money Markets**	**3,798**	**-**	**3,798**	**9**	**-**	**9**
4.1	Interbank Money Market Placements	-	-	-	-	-	-
4.2	Receivables from Istanbul Stock Exchange Money Market	-	-	-	-	-	-
4.3	Receivables from Reverse Repurchase Agreements	3,798	-	3,798	9	-	9
V.	**Available-for-sale Financial Assets (Net)**	**15,067,906**	**5,165,869**	**20,233,775**	**11,037,037**	**3,464,256**	**14,501,293**
5.1	Securities Representing Share in Equity	6,721	110	6,831	5,521	110	5,631
5.2	Government Debt Securities	15,061,185	5,148,682	20,209,867	11,031,516	3,412,308	14,443,824
5.3	Other Marketable Securities	-	17,077	17,077	-	51,838	51,838
VI.	**Loans**	**23,296,784**	**12,633,195**	**35,929,979**	**19,717,755**	**10,594,895**	**30,312,650**
6.1	Loans	23,296,784	12,633,195	35,929,979	19,717,755	10,594,895	30,312,650
6.2	Loans under Follow-up	843,077	40,519	883,596	564,306	31,498	595,804
6.3	Specific Provisions (-)	843,077	40,519	883,596	564,306	31,498	595,804
VII.	**Factoring Receivables**	-	-	-	-	-	-
VIII.	**Held-to-maturity Investments (Net)**	-	-	-	-	-	-
8.1	Government Debt Securities	-	-	-	-	-	-
8.2	Other Marketable Securities	-	-	-	-	-	-
IX.	**Investments and Associates (Net)**	-	-	-	-	-	-
9.1	Consolidated Investments and Associates under Equity Method	-	-	-	-	-	-
9.2	Non-Consolidated Investments and Associates	-	-	-	-	-	-
9.2.1	Financial Investments and Associates	-	-	-	-	-	-
9.2.2	Non-Financial Investments and Associates	-	-	-	-	-	-
X.	**Subsidiaries (Net)**	**23,883**	**36**	**23,919**	**18,225**	**34**	**18,259**
10.1	Financial Subsidiaries	23,883	36	23,919	18,225	34	18,259
10.2	Non-Financial Subsidiaries	-	-	-	-	-	-
XI.	**Jointly Controlled Associates**	-	-	-	-	-	-
11.1	Consolidated Jointly Controlled Associates under Equity Method	-	-	-	-	-	-
11.2	Non-Consolidated Jointly Controlled Associates	-	-	-	-	-	-
11.2.1	Financial Jointly Controlled Associates	-	-	-	-	-	-
11.2.2	Non-Financial Jointly Controlled Associates	-	-	-	-	-	-
XII.	**Receivables from Lease Transactions**	**213,076**	**411,476**	**624,552**	**179,321**	**307,892**	**487,213**
12.1	Gross Financial Lease Receivables	272,066	464,129	736,195	230,797	346,825	577,622
12.2	Operational Lease Receivables	-	-	-	-	-	-
12.3	Other	-	-	-	-	-	-
12.4	Unearned Income (-)	58,990	52,653	111,643	51,476	38,933	90,409
XIII.	**Derivative Financial Assets for Hedge Purposes**	-	-	-	-	-	-
13.1	Hedging for Fair Value Risk	-	-	-	-	-	-
13.2	Hedging for Cash Flow Risk	-	-	-	-	-	-
13.3	Hedging for Net Investments Risk in Abroad	-	-	-	-	-	-
XIV.	**Property and Equipment (Net)**	**698,155**	**5,627**	**703,782**	**704,618**	**6,197**	**710,815**
XV.	**Intangible Assets (Net)**	**30,507**	**367**	**30,874**	**34,696**	**140**	**34,836**
15.1	Goodwill	-	-	-	-	-	-
15.2	Other	30,507	367	30,874	34,696	140	34,836
XVI.	**Tax Assets**	**12,693**	**-**	**12,693**	**1,736**	**192**	**1,928**
16.1	Current Tax Assets	-	-	-	-	-	-
16.2	Deferred Tax Assets	12,693	-	12,693	1,736	192	1,928
XVII.	**Immovables for Sale**	**3,580**	**-**	**3,580**	**3,279**	**-**	**3,279**
XVIII.	**Other Assets**	**167,519**	**67,551**	**235,070**	**100,364**	**67,287**	**167,651**
	TOTAL ASSETS	**40,250,595**	**27,649,627**	**67,900,222**	**33,433,897**	**26,886,254**	**60,320,151**

CONSOLIDATED BALANCE SHEETS AT 30 SEPTEMBER 2007 AND 31 DECEMBER 2006

(Amounts are expressed in thousands of YTL)

	LIABILITIES and SHAREHOLDERS' EQUITY	CURRENT PERIOD (30/09/2007)			PREVIOUS PERIOD (31/12/2006)		
		TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Deposits**	**22,727,127**	**18,782,827**	**41,509,954**	**19,195,667**	**16,763,054**	**35,958,721**
II.	**Trading Derivative Financial Liabilites**	**61,708**	**39,512**	**101,220**	**16,756**	**48,429**	**65,185**
III.	**Funds Borrowed**	**175,512**	**8,910,102**	**9,085,614**	**158,642**	**9,780,152**	**9,938,794**
IV.	**Funds from Money Market**	**4,179,848**	**376,245**	**4,556,093**	**4,962,118**	**317,174**	**5,279,292**
4.1	Funds from Interbank Money Market	19,828	59,808	79,636	41,064	-	41,064
4.2	Funds from Istanbul Stock Exchange Money Market	-	-	-	-	-	-
4.3	Funds Provided Under Repurchase Agreements	4,160,020	316,437	4,476,457	4,921,054	317,174	5,238,228
V.	**Marketable Securities Issued (Net)**	-	-	-	-	-	-
5.1	Bills	-	-	-	-	-	-
5.2	Asset Backed Securities	-	-	-	-	-	-
5.3	Bonds	-	-	-	-	-	-
VI.	**Funds**	-	-	-	-	-	-
VII.	**Miscellaneous Payables**	**853,566**	**28,805**	**882,371**	770,193	27,446	797,639
VIII.	**Other Liabilities**	**686,492**	**135,694**	**822,186**	**293,949**	**178,761**	**472,710**
IX.	**Factoring Payables**	-	-	-	-	-	-
X.	**Financial Lease Payables (Net)**	-	-	-	-	-	-
10.1	Gross Financial Lease Payables	-	-	-	-	-	-
10.2	Operational Financial Lease Payables	-	-	-	-	-	-
10.3	Other	-	-	-	-	-	-
10.4	Deferred Financial Lease Expenses (-)	-	-	-	-	-	-
XI.	**Derivative Financial Liabilities for Hedge Purposes**	-	-	-	-	-	-
11.1	Hedging for Fair Value Risk	-	-	-	-	-	-
11.2	Hedging for Cash Flow Risk	-	-	-	-	-	-
11.3	Hedging for Net Investments Risk in Abroad	-	-	-	-	-	-
XII.	**Provisions**	**387,762**	**99,176**	**486,938**	**358,323**	**15,972**	**374,295**
12.1	General Loan Loss Provision	161,066	93,494	254,560	181,240	12,138	193,378
12.2	Restructuring Provision	-	-	-	-	-	-
12.3	Provision for Employ Benefits	60,984	-	60,984	55,051	-	55,051
12.4	Insurance Technical Provisions (Net)	-	-	-	-	-	-
12.5	Other Provisions	165,712	5,682	171,394	122,032	3,834	125,866
XIII.	**Tax Liabilities**	**251,421**	**49,647**	**301,068**	**201,222**	**47,707**	**248,929**
13.1	Current Tax Liabilities	251,421	10,012	261,433	200,392	4,788	205,180
13.2	Deferred Tax Liabilities	-	39,635	39,635	830	42,919	43,749
XIV.	**Satış Amaçlı Duran Varlıklara İlişkin Borçlar**	-	-	-	-	-	-
XV.	**Subordinated Loans**	-	-	-	-	-	-
XVI.	**Shareholders' Equity**	**10,171,196**	**(16,418)**	**10,154,778**	**7,167,159**	**17,427**	**7,184,586**
16.1	Paid-in Capital	3,000,000	-	3,000,000	2,200,000	-	2,200,000
16.2	Capital Reserves	3,749,554	(16,418)	3,733,136	2,055,460	17,427	2,072,887
16.2.1	Share Premium	1,700,000	-	1,700,000	-	-	-
16.2.2	Share Cancellation Profits	-	-	-	-	-	-
16.2.3	Marketable Securities Valuation Fund	143,662	(16,418)	127,244	(146,435)	17,427	(129,008)
16.2.4	Property and Equipment Revaluation Differences	-	-	-	-	-	-
16.2.5	Intangible Assets Revaluation Differences	-	-	-	-	-	-
16.2.6	Non-paid-up Shares of Investments and Associates, Subsidiaries and Jointly Controlled Associates	-	-	-	-	-	-
16.2.7	Hedge Funds	-	-	-	-	-	-
16.2.8	Immovables for Sale Revaluation Differences	-	-	-	-	-	-
16.2.9	Other Capital Reserves	1,905,892	-	1,905,892	2,201,895	-	2,201,895
16.3	Profit Reserves	1,821,726	-	1,821,726	1,223,505	-	1,223,505
16.3.1	Legal Reserves	526,433	-	526,433	382,801	-	382,801
16.3.2	Status Reserves	-	-	-	-	-	-
16.3.3	Extraordinary Reserves	1,310,787	-	1,310,787	816,263	-	816,263
16.3.4	Other Profit Reserves	(15,494)	-	(15,494)	24,441	-	24,441
16.4	Income or (Loss)	1,599,678	-	1,599,678	1,586,124	-	1,586,124
16.4.1	Prior Years' Income or (Losses)	(16,524)	-	(16,524)	5,979	-	5,979
16.4.2	Current Year Income or (Loss)	1,616,202	-	1,616,202	1,580,145	-	1,580,145
16.5	Minority Interest	238	-	238	102,070	-	102,070
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**39,494,632**	**28,405,590**	**67,900,222**	**33,124,029**	**27,196,122**	**60,320,151**

CONSOLIDATED INCOME STATEMENTS FOR THE PERIODS ENDED 30 SEPTEMBER 2007 AND 30 SEPTEMBER 2006

(Amounts are expressed in thousands of YTL)

	INCOME and EXPENSES	CURRENT PERIOD (01/01-30/09/2007)	PREVIOUS PERIOD (01/01-30/09/2006)
I.	**Interest Income**	**6,380,198**	**4,908,600**
1.1	Interest on Loans	3,856,423	2,841,902
1.2	Interest Received from Reserve Requirements with the Central Bank of Turkey	142,648	104,721
1.3	Interest Received from Banks	102,800	79,598
1.4	Interest Received from Money Market Transactions	13,927	19,084
1.5	Interest Received from Marketable Securities Portfolio	2,190,856	1,823,701
1.5.1	Trading Financial Assets	329,817	382,009
1.5.2	Financial Assets Designated at Fair Value	-	-
1.5.3	Available-for-sale Financial Assets	1,861,039	1,407,281
1.5.4	Held-to-maturity Investments	-	34,411
1.6	Interest Received from Financial Lease Receivables	53,071	32,578
1.7	Other Interest Incomes	20,473	7,016
II.	**Interest Expense**	**3,992,817**	**2,956,255**
2.1	Interest on Deposits	3,001,831	2,295,345
2.3	Interest on Funds Borrowed	414,393	362,202
2.4	Interest on Money Market Transactions	561,348	296,604
2.5	Interest on Securities Issued	-	-
2.6	Other Interest Expenses	15,245	2,104
III.	**Net Interest Income (I-II)**	**2,387,381**	**1,952,345**
IV.	**Net Fees and Commissions Income**	**753,612**	**613,185**
4.1	Fees and Commissions Received	941,247	785,504
4.1.1	Cash Loans	56,338	62,050
4.1.2	Non-cash Loans	34,830	31,321
4.1.3	Other	850,079	692,133
4.2	Fees and Commissions Paid	187,635	172,319
4.2.1	Cash Loans	21,443	27,860
4.2.2	Non-cash Loans	96	730
4.2.3	Other	166,096	143,729
V.	**Dividend Income**	**11,434**	**9,147**
VI.	**Net Trading Income / (Loss)**	**124,254**	**58,305**
6.1	Trading Gains or (Losses) on Securities (net)	4,372	129,647
6.2	Foreign Exchange Gains or (Losses) (net)	119,882	(71,342)
VII.	**Other Operating Income**	**475,605**	**322,180**
VIII.	**Operating Income (III+IV+V+VI+VII)**	**3,752,286**	**2,955,162**
IX.	**Provision for Loan Losses and Other Receivables (-)**	**504,689**	**303,597**
X.	**Other Operating Expenses (-)**	**1,282,450**	**1,139,059**
XI.	**Net Operating Income / (Loss) (VIII-IX-X)**	**1,965,147**	**1,512,506**
XII.	**Excess Revenue After Acquasition**	-	-
XIII.	**Profit / (Loss) from Associates under Equity Method**	-	-
XIV.	**Income / (Loss) on Net Monetary Position**	-	-
XV.	**Income Before Taxation (XI+XII+XIII)**	**1,965,147**	**1,512,506**
XVI.	**Provision for Income Taxes (±)**	**349,176**	**265,272**
16.1	Current Tax Provision	364,055	297,269
16.2	Deferred Tax Provision	(14,879)	(31,997)
XVII.	**Operating Income / (Loss) After Taxes**	**1,615,971**	**1,247,234**
17.1	From closed Operations	-	-
17.2	Other	1,615,971	1,247,234
XVIII.	**Net Income / (Loss) (XV±XVI)**	**1,615,971**	**1,247,234**
18.1	**Income / (Loss) of Group**	**1,616,202**	**1,244,686**
18.2	Income / (Loss) of Minority Rights	(231)	2,548
	Earnings / (Loss) per share in YTL full	**0.00539**	**0.00453**

(Amounts are expressed in millions of USD)

	ASSETS	CURRENT PERIOD (30/09/2007)			PREVIOUS PERIOD (31/12/2006)		
		TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Balances with the Central Bank**	**543**	**2,049**	**2,592**	**1,056**	**2,165**	**3,221**
II.	**Financial Assets Designated at Fair Value**	**64**	**4,167**	**4,231**	**78**	**4,660**	**4,738**
2.1	Trading Financial Assets (Net)	39	4,115	4,154	59	4,611	4,670
2.1.1	Government Debt Securities	35	4,115	4,150	26	4,611	4,637
2.1.2	Securities Representing Share in Equity	4	-	4	33	-	33
2.1.3	Other Marketable Securities	-	-	-	-	-	-
2.2	Reclassed as Financial Assets Designated at Fair Value	-	-	-	-	-	-
2.2.1	Government Debt Securities	-	-	-	-	-	-
2.2.2	Securities Representing Share in Equity	-	-	-	-	-	-
2.2.3	Other Marketable Securities	-	-	-	-	-	-
2.3	Trading Derivative Financial Assets	25	52	77	19	49	68
III.	**Banks and Other Financial Institutions**	-	**1,559**	**1,559**	**22**	**1,971**	**1,993**
IV.	**Receivables from Money Markets**	**3**	-	**3**	-	-	-
4.1	Interbank Money Market Placements	-	-	-	-	-	-
4.2	Receivables from Istanbul Stock Exchange Money Market	-	-	-	-	-	-
4.3	Receivables from Reverse Repurchase Agreements	3	-	3	-	-	-
V.	**Available-for-sale Financial Assets (Net)**	**12,507**	**4,287**	**16,794**	**7,800**	**2,449**	**10,249**
5.1	Securities Representing Share in Equity	6	-	6	4	-	4
5.2	Government Debt Securities	12,501	4,273	16,774	7,796	2,412	10,208
5.3	Other Marketable Securities	-	14	14	-	37	37
VI.	**Loans**	**19,337**	**10,485**	**29,822**	**13,935**	**7,487**	**21,422**
6.1	Loans	19,337	10,485	29,822	13,935	7,487	21,422
6.2	Loans under Follow-up	700	34	734	399	22	421
6.3	Specific Provisions (-)	700	34	734	399	22	421
VII.	**Factoring Receivables**	-	-	-	-	-	-
VIII.	**Held-to-maturity Investments (Net)**	-	-	-	-	-	-
8.1	Government Debt Securities	-	-	-	-	-	-
8.2	Other Marketable Securities	-	-	-	-	-	-
IX.	**Investments and Associates (Net)**	-	-	-	-	-	-
9.1	Consolidated Investments and Associates under Equity Method	-	-	-	-	-	-
9.2	Non-Consolidated Investments and Associates	-	-	-	-	-	-
9.2.1	Financial Investments and Associates	-	-	-	-	-	-
9.2.2	Non-Financial Investments and Associates	-	-	-	-	-	-
X.	**Subsidiaries (Net)**	**20**	-	**20**	**13**	-	**13**
10.1	Financial Subsidiaries	20	-	20	13	-	13
10.2	Non-Financial Subsidiaries	-	-	-	-	-	-
XI.	**Jointly Controlled Associates**	-	-	-	-	-	-
11.1	Consolidated Jointly Controlled Associates under Equity Method	-	-	-	-	-	-
11.2	Non-Consolidated Jointly Controlled Associates	-	-	-	-	-	-
11.2.1	Financial Jointly Controlled Associates	-	-	-	-	-	-
11.2.2	Non-Financial Jointly Controlled Associates	-	-	-	-	-	-
XII.	**Receivables from Lease Transactions**	**177**	**341**	**518**	**127**	**217**	**344**
12.1	Gross Financial Lease Receivables	226	385	611	163	245	408
12.2	Operational Lease Receivables	-	-	-	-	-	-
12.3	Other	-	-	-	-	-	-
12.4	Unearned Income (-)	49	44	93	36	28	64
XIII.	**Derivative Financial Assets for Hedge Purposes**	-	-	-	-	-	-
13.1	Hedging for Fair Value Risk	-	-	-	-	-	-
13.2	Hedging for Cash Flow Risk	-	-	-	-	-	-
13.3	Hedging for Net Investments Risk in Abroad	-	-	-	-	-	-
XIV.	**Property and Equipment (Net)**	**579**	**5**	**584**	**498**	**4**	**502**
XV.	**Intangible Assets (Net)**	**26**	-	**26**	**25**	-	**25**
15.1	Goodwill	-	-	-	-	-	-
15.2	Other	26	-	26	25	-	25
XVI.	**Tax Assets**	**11**	-	**11**	**1**	-	**1**
16.1	Current Tax Assets	-	-	-	-	-	-
16.2	Deferred Tax Assets	11	-	11	1	-	1
XVII.	**Immovables for Sale**	**3**	-	**3**	**2**	-	**2**
XVIII.	**Other Assets**	**139**	**56**	**195**	**71**	**48**	**119**
	TOTAL ASSETS	**33,409**	**22,949**	**56,358**	**23,628**	**19,001**	**42,629**

CONSOLIDATED BALANCE SHEETS AT 30 SEPTEMBER 2007 AND 31 DECEMBER 2006

(Amounts are expressed in millions of USD)

	LIABILITIES and SHAREHOLDERS' EQUITY	CURRENT PERIOD (30/09/2007)			PREVIOUS PERIOD (31/12/2006)		
		TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Deposits**	**18,864**	**15,590**	**34,454**	**13,566**	**11,847**	**25,413**
II.	**Trading Derivative Financial Liabilites**	**51**	**33**	**84**	**12**	**34**	**46**
III.	**Funds Borrowed**	**146**	**7,395**	**7,541**	**112**	**6,912**	**7,024**
IV.	**Funds from Money Market**	**3,469**	**313**	**3,782**	**3,507**	**224**	**3,731**
4.1	Funds from Interbank Money Market	16	50	66	29	-	29
4.2	Funds from Istanbul Stock Exchange Money Market	-	-	-	-	-	-
4.3	Funds Provided Under Repurchase Agreements	3,453	263	3,716	3,478	224	3,702
V.	**Marketable Securities Issued (Net)**	-	-	-	-	-	-
5.1	Bills	-	-	-	-	-	-
5.2	Asset Backed Securities	-	-	-	-	-	-
5.3	Bonds	-	-	-	-	-	-
VI.	**Funds**	-	-	-	-	-	-
VII.	**Miscellaneous Payables**	**708**	**24**	**732**	**544**	**20**	**564**
VIII.	**Other Liabilities**	**570**	**112**	**682**	**207**	**126**	**333**
IX.	**Factoring Payables**	-	-	-	-	-	-
X.	**Financial Lease Payables (Net)**	-	-	-	-	-	-
10.1	Gross Financial Lease Payables	-	-	-	-	-	-
10.2	Operational Financial Lease Payables	-	-	-	-	-	-
10.3	Other	-	-	-	-	-	-
10.4	Deferred Financial Lease Expenses (-)	-	-	-	-	-	-
XI.	**Derivative Financial Liabilities for Hedge Purposes**	-	-	-	-	-	-
11.1	Hedging for Fair Value Risk	-	-	-	-	-	-
11.2	Hedging for Cash Flow Risk	-	-	-	-	-	-
11.3	Hedging for Net Investments Risk in Abroad	-	-	-	-	-	-
XII.	**Provisions**	**321**	**83**	**404**	**253**	**12**	**265**
12.1	General Loan Loss Provision	133	78	211	128	9	137
12.2	Restructuring Provision	-	-	-	-	-	-
12.3	Provision for Employ Benefits	51	-	51	39	-	39
12.4	Insurance Technical Provisions (Net)	-	-	-	-	-	-
12.5	Other Provisions	137	5	142	86	3	89
XIII.	**Tax Liabilities**	**209**	**41**	**250**	**143**	**33**	**176**
13.1	Current Tax Liabilities	209	8	217	142	3	145
13.2	Deferred Tax Liabilities	-	33	33	1	30	31
XIV.	**Satış Amaçlı Duran Varlıklara İlişkin Borçlar**	-	-	-	-	-	-
XV.	**Subordinated Loans**	-	-	-	-	-	-
XVI.	**Shareholders' Equity**	**8,443**	**(14)**	**8,429**	**5,065**	**12**	**5,077**
16.1	Paid-in Capital	2,490	-	2,490	1,555	-	1,555
16.2	Capital Reserves	3,113	(14)	3,099	1,453	12	1,465
16.2.1	Share Premium	1,411	-	1,411	-	-	-
16.2.2	Share Cancellation Profits	-	-	-	-	-	-
16.2.3	Marketable Securities Valuation Fund	120	(14)	106	(103)	12	(91)
16.2.4	Property and Equipment Revaluation Differences	-	-	-	-	-	-
16.2.5	Intangible Assets Revaluation Differences	-	-	-	-	-	-
16.2.6	Non-paid-up Shares of Investments and Associates, Subsidiaries and Jointly Controlled Associates	-	-	-	-	-	-
16.2.7	Hedge Funds	-	-	-	-	-	-
16.2.8	Immovables for Sale Revaluation Differences	-	-	-	-	-	-
16.2.9	Other Capital Reserves	1,582	-	1,582	1,556	-	1,556
16.3	Profit Reserves	1,512	-	1,512	864	-	864
16.3.1	Legal Reserves	437	-	437	271	-	271
16.3.2	Status Reserves	-	-	-	-	-	-
16.3.3	Extraordinary Reserves	1,088	-	1,088	576	-	576
16.3.4	Other Profit Reserves	(13)	-	(13)	17	-	17
16.4	Income or (Loss)	1,328	-	1,328	1,121	-	1,121
16.4.1	Prior Years' Income or (Losses)	(13)	-	(13)	4	-	4
16.4.2	Current Year Income or (Loss)	1,341	-	1,341	1,117	-	1,117
16.5	Minority Interest	-	-	-	72	-	72
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**32,781**	**23,577**	**56,358**	**23,409**	**19,220**	**42,629**

CONSOLIDATED INCOME STATEMENTS FOR THE PERIODS ENDED 30 SEPTEMBER 2007 AND 30 SEPTEMBER 2006

(Amounts are expressed in millions of USD)

	INCOME and EXPENSES	CURRENT PERIOD (01/01-30/09/2007)	PREVIOUS PERIOD (01/01-30/09/2006)
I.	**Interest Income**	**5,296**	**3,251**
1.1	Interest on Loans	3,202	1,881
1.2	Interest Received from Reserve Requirements with the Central Bank of Turkey	118	69
1.3	Interest Received from Banks	85	53
1.4	Interest Received from Money Market Transactions	12	13
1.5	Interest Received from Marketable Securities Portfolio	1,818	1,208
1.5.1	Trading Financial Assets	274	253
1.5.2	Financial Assets Designated at Fair Value	-	-
1.5.3	Available-for-sale Financial Assets	1,544	932
1.5.4	Held-to-maturity Investments	-	23
1.6	Interest Received from Financial Lease Receivables	44	22
1.7	Other Interest Incomes	17	5
II.	**Interest Expense**	**3,314**	**1,958**
2.1	Interest on Deposits	2,491	1,521
2.3	Interest on Funds Borrowed	344	240
2.4	Interest on Money Market Transactions	466	196
2.5	Interest on Securities Issued	-	-
2.6	Other Interest Expenses	13	1
III.	**Net Interest Income (I-II)**	**1,982**	**1,293**
IV.	**Net Fees and Commissions Income**	**625**	**406**
4.1	Fees and Commissions Received	781	519
4.1.1	Cash Loans	47	41
4.1.2	Non-cash Loans	29	21
4.1.3	Other	705	457
4.2	Fees and Commissions Paid	156	113
4.2.1	Cash Loans	18	18
4.2.2	Non-cash Loans	-	-
4.2.3	Other	138	95
V.	**Dividend Income**	**9**	**6**
VI.	**Net Trading Income / (Loss)**	**103**	**39**
6.1	Trading Gains or (Losses) on Securities (net)	4	86
6.2	Foreign Exchange Gains or (Losses) (net)	99	(47)
VII.	**Other Operating Income**	**395**	**213**
VIII.	**Operating Income (III+IV+V+VI+VII)**	**3,114**	**1,957**
IX.	**Provision for Loan Losses and Other Receivables (-)**	**419**	**201**
X.	**Other Operating Expenses (-)**	**1,064**	**754**
XI.	**Net Operating Income / (Loss) (VIII-IX-X)**	**1,631**	**1,002**
XII.	**Excess Revenue After Acquasition**	-	-
XIII.	**Profit / (Loss) from Associates under Equity Method**	-	-
XIV.	**Income / (Loss) on Net Monetary Position**	-	-
XV.	**Income Before Taxation (XI+XII+XIII)**	**1,631**	**1,002**
XVI.	**Provision for Income Taxes (±)**	**290**	**176**
16.1	Current Tax Provision	302	197
16.2	Deferred Tax Provision	(12)	(21)
XVII.	**Operating Income / (Loss) After Taxes**	**1,341**	**826**
17.1	From closed Operations	-	-
17.2	Other	1,341	826
XVIII.	**Net Income / (Loss) (XV±XVI)**	**1,341**	**826**
18.1	Income / (Loss) of Group	1,341	824
18.2	Income / (Loss) of Minority Rights	-	2

3Q07 Consolidated Financial Results

November 07, 2007

AKBANK

Highlights

- Total assets increased 13% y-t-d
- Growth in loan portfolio is 19% y-t-d versus 17% sector's loan growth
- Growth in deposits is 15% y-t-d versus 8% growth in sector deposits
- Net commission income grew 23% y-o-y, driven by the strong growth in credit card and other banking transaction commissions
- Net profit reached TRY 1,616mn (USD 1,341mn), ROAE of 23.9%
- Approx. TRY 127mn. mark to market gains regarding the AFS portfolio have been reflected in equity

Important aspects affecting 3Q profit

In this period;

- **Extraordinary costs** **TRY20mn**
  - Loss regarding the termination of Sabanci Bank plc. TRY 11mn
  - The termination of SDIF discount* TRY 9mn

- **Factors reducing net interest Income** **TRY50mn**
  - Mark to market loss on Gov. bonds denominated in FX TRY 28mn
  - The increase in cost of deposits TRY 16.5mn
  - The depreciation of FX TRY 3mn
  - Other TRY 2.5mn

- **Other contributions not affecting the P&L** **TRY 168mn**
  - Mark to market gains of the AFS portfolio booked under equity TRY 86mn
  - Gains resulting from long term consumer loans TRY 82mn

* Regarding acquisition of the remaining shares of BNP-Ak-Dresdner Bank in 2005

Highlights


Total Assets (TRY billion)
60.3
64.8
69.8
67.9
2006
March'07
June'07
Sept'07


Loans (TRY billion)
12.4%
12.8%
13.1%
30.3
32.7
35.6
35.9
2006
March'07
June'07
Sept'07
Volume (TRY Billion)
Market share**


Deposits (TRY billion)
10.0%
10.6%
11.2%
36.0
38.7
42.3
41.5
2006
March'07
June'07
Sept'07
Volume (TRY Billion)
Market share**


Net Profit* (TRY million)
30%
1,247
182
1,065
1,616
281
1,335
tax credit & sale of assets
Sept'06
Sept'07

* Net profit figures include tax credit (TRY 270mn for 3Q07) and gain on sale of investments and immovables (TRY 11mn for 3Q07 and TRY 182mn for 3Q06)

** Market shares are according to consolidated figures. 3Q07 consolidated sector figures are not released yet.

Yields & Cost of Funding*

Average Yields & Cost of Funds of Major TL Assets

	YE06	3Q07
Average Interest Yield on Loans	25.9%	25.2%
Average Interest Yield on Sec.	18.5%	19.3%
Average Cost of Funding	17.5%	16.6%

Average Yields & Cost of Funds of Major FX Assets

	YE06	3Q07
Average Interest Yield on Loans	6.8%	6.5%
Average Interest Yield on Sec.	7.0%	7.0%
Average Cost of Funding	4.6%	4.5%

	YE06	3Q07
NIM	4.8%	5.1%

* All rates are compounded and annualized

Profitability

Profitability performance (TRY mn.)	Sept'06	Sept'07	change
Interest on loans	2,842	3,856	36%
Interest on securities	1,824	2,191	20%
Net interest income	1,952	2,387	22%
Net fee income	613	754	23%
Net income	1,247	1,616*	30%
ROAA (%)	**2.8%**	**3.3%***	
ROAE (%)	**25.0%**	**23.9%***	

- Higher yielding loan growth is the main contributor to strong growth in interest income

* Includes tax credit of TRY 270 mn. and gain on sale of investments TRY 11mn

Ratios

Balance sheet performance	2006	Sept'07
Gross Loans / Total Assets	51.2%	54.2%
Securities /Total Assets	35.2%	37.3%
Loans / Deposits	86.0%	88.7%
Deposits / Total Assets	59.6%	61.1%
NPL Ratio	1.9%	2.4%
Capital Adequacy Ratio (Basel II)	15.5%	18.6%

Consumer loan growth in 3Q is mainly driven by general purpose loans



Breakdown of Loans
85%
3%
4%
8%
15%
31%
18%
21%
30%
35%
16%
19%
30%
34%
15%
19%
32%
66%
2002
2006
June'07
Sept'07
Consumer
Small Business
Commercial
Corporate

Retail Banking - consumer loans

Consumer Loans[1] (TRY mn.)


29%y-t-d
6,110
2,962
1,295
1,853
6,353
3,058
1,208
2,087
7,249
3,362
1,192
2,694
7,904
3,674
1,199
3,031
2006
March'07
June'07
Sept'07
General purpose
Auto loans
Mortgage

Spreads of Consumer Loans


3.1
2.9
Dec'06
Sept'07

- General purpose loan growth of 63.6% y-t-d vis-a-vis sector's loan growth of 46.2% and an increase in market share to 11.8% is a result of improved distribution capability
- Akbank's market shares in both consumer loans and mortgage loans are 13.2% and 12.9% respectively
- Market share in car loans is 20.5%
- NPL ratio in consumer loans is 1.9%

[1] Numbers represent direct lending to individuals, excluding credit cards

Retail Banking - credit cards

Personal



Credit Card Loans
14.5
15.1
14.6
14.3
3,121
3,276
3,458
3,528
2006
March'07
June'07
Sept'07



Spreads of Credit Cards
16.9
13.9
Dec'06
Sept'07



Credit Cards Quarterly Issuing Volume
14.0%
14.0%
14.6%
14.2%
14.1%
3,815
4,008
4,019
4,537
4,855
3Q06
4Q06
1Q07
2Q07
3Q07

Volume (TRY mn.) Market shares
Spreads

- 13% growth in credit card loans y-t-d
- NPL ratio in credit cards is 8.2%
- Fall in spread mainly related to fall in the revolve rate

Retail Banking - small business


Small Business Loans[1] (TRY mn.)
14% y-t-d
5,959
6,321
6,701
6,785
2006
March'07
June'07
Sept'07
Excluding accrued interest
Only 2% in FX

- Continues to provide the highest spread after credit cards
- Cross-sell ratio is 3.7x
- NPL ratio is 3.9%


Spreads of Small Business Loans
8.5
8.9
Dec'06
Sept'07

- Special credit packages for;
  - Certain sectors and regions (pharmaceuticals, agriculture, tourism etc.)
  - Dealer networks of corporate clients (ie. Microsoft, IBM, Bosch, Arçelik)

[1] Small business loans given to companies with sales turnover <USD 2 mn are granted by the retail banking unit

Commercial Banking

Commercial Loans[1]


5% y-t-d
14% y-t-d
2.47
2.47
2.59
2.58
1.74
1.84
1.98
1.98
YE06 Mar'07 Jun07 Sept07
YE06 Mar'07 Jun07 Sept07
TL cash loans
(TRY bn.)
FX cash loans
(USD bn.)

Excluding accrued interest

- Commercial loans are also considered as a hook product, which paves the way for further marketing opportunities like cash management services and foreign trade products

- 46 commercial banking centers
- Cross sell ratio is 3.7x
- NPL ratio is 2.3%

Spreads of Commercial Loans


3.5
3.4
Dec'06
Sept'07

[1] Medium size companies with sales turnover btw. USD 2–30 mn are serviced through our commercial banking unit

Corporate Banking


Corporate Banking (TRY mn.)
24% y-t-d
7,867
1,463
6,404
9,422
2,046
7,376
10,386
1,849
8,537
9,725
1,716
8,009
2006
March'07
June'07
Sept'07
Corporate Loans
Project Finance
Excluding accrued interest

- The growth of corporate loans in US dolar terms is 45% y-t-d
- Investment and acquisition financing supports growth in corporate loans
- Cross-sell ratio is 3.3x
- NPL ratio is 0.1%

Private Banking


Private Banking Assets (USD mn.)
25% y-t-d
6,040
6,463
6,952
7,567
2006
March'07
June'07
Sept'07

- Broadened range of domestic and international investment products
- Top quality investment advisory service
- Cross-sell ratio in private banking is 3.5x

Income statement - composition of interest income

Composition of interest income (TRY bn.)



30% y-o-y
4.9
6.4
Growth
58%
37%
5%
60%
34%
6%
36% y-o-y
20% y-o-y
Sept'06
Sept'07
Other
From securities
From Loans

- Growth in higher yielding loans has had a major impact on the composition of interest income

Net fees and commissions



Net Fees & Commissions (TRY mn.)
23%
613
754
Sept'06
Sept'07



Fees and commissions revenue contribution
Other 16%
Money transfer fees 2%
Asset management fees 10%
Corporate loan related 10%
Consumer loan related 7%
25% Merchant commissions
31% Credit cards commissions

- Net fee and commission income growth is mainly due to the rapid growth in credit card and other banking transaction commissions
- We will continue to implement and increase fees in all product areas

Improving fee income ratios in line with targets


Net fees & commissions/operating expense
49
52
64
62
60
2005
2006
March'07
June'07
Sept'07


Net fees & commissions/operating income
19
23
25
25
25
2005
2006
March'07*
June'07*
Sept'07*

* After the adjustment of tax credit of TRY 270 mn. and gain on sale of investments TRY 11mn

- We have already reached our medium term fee to income target of 25%

Based on consolidated figures

AKBANK

Operating costs

Composition of operating costs (TRY mn.)



397
146
66
107
70
8
3Q06
515
152
72
135
148
8
4Q06
373
150
50
79
86
8
1Q07
456
165
50
122
110
9
2Q07
454
164
52
121
99
18
3Q07
Employee costs
Rent, repair & maintenance, amortisation
Marketing and advertisement
Other*
SDIF premium

* Other costs include sundry taxes and duties, heating, lighting etc

Based on consolidated figures

Efficiency ratios


Operating expense/average assets (%)
3.0
2.8
2.3
2.5
2.5
2005
2006
March'07
June'07
Sept'07


Cost/income (%)
38.4
44.8
38.4
39.9
41.6
2005
2006
March'07
June'07*
Sept'07*

* After the adjustment of tax credit of TRY 270 mn. and gain on sale of investments TRY 11mn

- Targeted network & sales force growth and marketing expenses have continued to increase operating costs

Based on consolidated figures

AKBANK

Income statement summary



Income statement summary (Sept'07, TRY million)
2,387
754
124
487
-505
-1,282
-349
1,616
NII
Net fees income
Net trading income
Other income
Provisions
Operating expense
Tax
Net income

Balance sheet highlights

Consolidated (TRY mn.)	2006	Sept'07	Shares (%) 2006	Shares (%) Sept'07	Change (%)
TOTAL ASSETS	**60,320**	**67,900**			**13**
Cash and Due from Banks	7,378	5,004	12	7	-32
Securities	21,206	25,332	35	37	19
Loans	30,313	35,930	50	53	19
TOTAL LIABILITIES	**53,135**	**57,745**			**28**
Deposits	35,959	41,510	60	61	15
Funds Borrowed	9,939	9,086	16	13	-9
TOTAL EQUITY	**7,185**	**10,155**	12	15	**41**

Income statement highlights

Consolidated (TRY mn.)	Sept'06	Sept'07	Change (%)
Interest Income	4,909	6,380	30
Interest Expense	(2,956)	(3,993)	35
Net Interest Income	**1,952**	**2,387**	**22**
FX Gain (Loss), Net	(71)	120	-
Provision for Loan Losses	(262)	(440)	68
Net Interest Income after FX, Income/Loss & NPL Prov.	**1,619**	**2,067**	**28**
Fees and Commissions (Net)	613	754	23
Profit on Trading Securities (Net)	130	4	-
Operating Profit	**2,955**	**3,752**	**27**
Operating Expenses	(1,139)	(1,282)	12
Income Before Tax	**1,510**	**1,965**	**30**
Tax	(265)	(349)	32
Net Income	**1,247**	**1,616**	**30**

Balance sheet highlights in USD

Consolidated (USD mn.*)	2006	Sept'07	Shares (%) 2006	Shares (%) Sept'07
TOTAL ASSETS	**42,629**	**56,358**		
Cash and Due from Banks	5,214	4,153	12	7
Securities	14,987	21,026	35	37
Loans	21,423	29,822	50	53
TOTAL LIABILITIES	**37,551**	**47,929**		
Deposits	25,413	34,454	60	61
Funds Borrowed	7,024	7,541	16	13
TOTAL EQUITY	**5,078**	**8,429**	12	15

** Figures are stated with exchange rates effective at respective dates*

Income statement highlights in USD

Consolidated (USD mn.*)	Sept'06	Sept'07
Interest Income	3,251	5,296
Interest Expense	(1,958)	(3,314)
Net Interest Income	**1,293**	**1,982**
FX Gain (Loss), Net	(47)	100
Provision for Loan Losses	(174)	(365)
Net Interest Income after FX, Income/Loss & NPL Prov.	**1,072**	**1,716**
Fees and Commissions (Net)	406	626
Profit on Trading Securities (Net)	86	4
Operating Profit	**1,957**	**3,114**
Operating Expenses	(754)	(1,064)
Income Before Tax	**1,002**	**1,631**
Tax	(176)	(290)
Net Income	**826**	**1,341**

** Figures are stated with exchange rates effective at respective dates*

Disclaimer Statement

The information and opinions contained in this document have been compiled or arrived at by Akbank from sources believed to be reliable and in good faith, but no representation or warranty, expressed or implied, is made as to their accuracy, completeness or correctness. All opinions and estimates contained in this document constitute the Company's judgement as of the date of this document and are subject to change without notice. The information contained in this document is published for the assistance of recipients, but is not to be relied upon as authoritative or taken in substitution for the exercise of judgement by any recipient. The Company does not accept any liability whatsoever for any direct or consequential loss arising from any use of this document or its contents. This document is strictly confidential and may not be reproduced, distributed or published for any purpose.